Nicole C. Brookshire

T: +1 617 937 2357

nbrookshire@cooley.com

Sepember 18, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel
Celeste M. Murphy
Kate Beukenkamp
Ivette Leon
Joseph Kempf

Re:	Criteo S.A.
Amendment No.2 to Draft Registration Statement on Form F-1
Submitted August 16, 2013
CIK No. 0001576427

Ladies and Gentlemen:

On behalf of Criteo S.A. (the “Company”), we are transmitting the initial public filing (the “Amendment”) of the Registration Statement on Form F-1 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on August 15, 2013, to the staff of the Division of Corporation Finance (the “Staff”), in care of Ms. Beukenkamp.

The Amendment is being filed in response to comments received from the Staff by letter dated August 26, 2013 with respect to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Risk Factors, page 15

General

1.	We note your response to comment 6 from our letter dated August 2, 2013. Please revise this section to accurately reflect the date of the Apple App Store announcement. Recent news reports indicate that Apple announced and implemented its change in policy regarding UDID in 2013.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

September 18, 2013

Page Two

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Amendment.

Financial Statements, page F-1

2.	We note from the last paragraph of page 10 that your shareholders approved a 2-for-5 reverse split of your outstanding shares. We also note that this reverse split was not then effective under French law and that it will be reflected in the prospectus after it becomes legally effective. We believe that changes in the capital structure such as your reverse split should be given retroactive effect in the balance sheet and throughout your document, and that an appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective. See SAB Topic 4C and revise accordingly.

Response:

The Company has revised the disclosure throughout the Amendment to give retroactive effect to the reverse stock split.

Please fax any additional comment letters concerning the Amendment to (617) 937-2400 and direct any questions or comments concerning the Amendment or this response letter to the undersigned Nicole Brookshire at (617) 937-2357.

Very truly yours,

/s/ Nicole Brookshire

Nicole C. Brookshire

CC:	Benoit Fouilland
Paul Wensel
Paul Huie

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM